HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

02049968

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

September 3, 2002

SEC FILE NO. 82-4031

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement of results for the year ended March 31, 2002, dated July 15, 2002, published (in English language) in the South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on July 16, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

dlw 9/13

H:\dlai\adr\21441\0001\30sec.doc

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31 MARCH 2002

HIGHLIGHTS

	2002	2001	Change
Turnover (HK$'m)	3,547	2,671	33%
Operating profit (HK$'m)	190	162	18%
Profit attributable to shareholders (HK$'m)	80	57	41%
Earnings per share – basic (HK cents)	12.2	8.6	42%
Dividend per share (HK cents)	4	3	33%
Bonus warrant	*1 bonus warrant for every 5 shares held*	–	
Net tangible assets per share (HK cents)	106	94	13%

CONSOLIDATED INCOME STATEMENT

The Board of *Directors (the* "Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the *year ended* 31 March 2002 as follows:–

	Year ended 31.3.2002 *HK$'000*	Year ended 31.3.2001 *HK$'000*
Turnover	3,547,005	2,671,385
Cost of sales	(3,184,858)	(2,382,864)
Gross profit	362,147	288,521
Other revenue	22,083	25,114
Selling and distribution expenses	(57,064)	(34,686)
Administrative expenses	(129,026)	(116,693)
Other operating expenses	(7,642)	(622)
Profit from operations	190,498	161,634
Interest expense	(82,780)	(81,742)
	107,718	79,892
Share of results of associates	2,177	479
Profit before taxation	109,895	80,371
Taxation	(3,721)	(3,576)
Profit before minority interests	106,174	76,795
Minority interests	(26,046)	(20,092)
Profit for the year	80,128	56,703
Dividend	26,280	19,703
Earnings per share		
Basic	12.2 cents	8.6 cents
Diluted	12.0 cents	Not applicable

Notes:

1. **Significant Accounting Policies**
The accounting policies adopted for the preparation of the current year financial statements are consistent with those adopted by the Group in the audited financial statements *for the year ended* 31 March 2001 except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised SSAPs issued by the Hong Kong Society of Accountants, which has resulted in the adoption of the following new/revised *accounting policies.*

Dividend proposed or declared after the balance sheet date
In accordance with SSAP9 (revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of equity on the face of the balance sheet. This change in accounting policy *has been applied retro*spectively, resulting in a prior period adjustment.

Goodwill
In the current period, the Group has adopted SSAP30 "Business combinations" and has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, *goodwill arising on acquisitions* prior to 1 April 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, *or at such time as the* goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1 April 2001 will be credited to income at the time of disposal of the relevant subsidiary or associate.

Goodwill arising on acquisitions after 1 April 2001 is capitalised and amortised *over its estimated* useful life. Negative goodwill arising on acquisitions after 1 April 2001 is presented as a deduction from assets and will be released to income *based on an analysis of* the circumstances from which the balance resulted.

2. **Segmental Information**
Business Segment

2002	Frozen fish *HK$'000*	Fillet and portions *HK$'000*	Shipping Services *HK$'000*	Vegetables *HK$'000*	Consolidated *HK$'000*
TURNOVER					
External sales	2,034,003	1,454,575	23,447	34,980	3,547,005
RESULT					
Segment result	154,379	146,416	274	4,01[illegible]	305,083

5. **Dividend**

	Year ended 31.3.2002 *HK$'000*	Year ended 31.3.2001 *HK$'000*
Final dividend:		
Proposed final dividend of HK4 cents (2001: HK3 cents) per share	26,280	19,703

6. ***Earnings per share***
The calculation of the basic and diluted earnings per share for the year ended 31 March 2002 is based on the following data:

	HK$'000
Earnings *for the purposes* of basic and diluted earnings per share	80,128
Weighted average number of ordinary shares for the purposes of basic earnings per share	656,492,225
Effect of dilutive potential ordinary shares in respect of Share options	10,357,949
Weighted average number of ordinary shares for the purposes of diluted earnings per share	666,850,174

The calculation of the basic earnings per share for the year ended 31 March 2001 is based on the net profit for *the year of* HK$56,703,000 and on the weighted average number of 657,211,441 ordinary shares in issue during the year.

Diluted earnings per share for the year ended 31 March 2001 has not been presented as the exercise prices of the *Company*'s outstanding share options are higher than the average market price per share.

DIVIDEND

The Directors have resolved *to recommend the payment* of a final dividend of HK4 cents per share for the year ended 31 March 2002. The final dividend will be paid to the shareholders whose names appear on the register of members of the Company (the "Register of Members") as at *the close of business* on Monday, 16 September 2002. Subject to the approval of shareholders in the forthcoming annual general meeting, the final dividend will be paid on or before 8 October 2002 (2001: HK3 cents).

RESULTS

In fiscal year 2002, the Group recorded a 33% increase in turnover to HK$3,547 million. The *sales growth* was primarily attributable to the increasing demand for frozen fish and seafood products from our existing markets. Operating profit increased by 18% to HK$190 million. Profit *attributable to shareholders* grew from HK$57 million in 2001 to HK$80 million, representing an increase of 41%.

BUSINESS REVIEW

This year produced a plethora of challenging surprises. The "911" attacks heightened the effects of an already weakening global economy and hindered inter-regional trading activities. Our business was *not immune to the* economic slowdown. The EU Commission's summarily ban on all products of animal origin imported from the PRC with effect from 31 January 2002 interrupted our customers and *forced suspension* of shipments to EU. Fortunately, after bilateral negotiations and discussions with government representatives from both the EU Commission and the PRC, our frozen fish products were *exempt from the prohibition.*

On a positive note, our vertically integrated business operation model provided a number of competitive advantages. In employing a balanced business strategy through customer, product and geographical *diversity* we were able to avoid the negative economic impact and to mitigate against the difficult operating environment. As a result, Pacific Andes has been able to continue achieving a *highly* positive *performance.*

OPERATIONS REVIEW

Market Analysis

The PRC remains the Group's *predominantly* major revenue source and pillar of growth, accounting for 51.2% of the Group's total sales mix for the year ended 31 March 2002. With improving living standards and changing *eating habits*, there was growing demand for our diversified products. Sales in the PRC market increased 32.4% to HK$1,816 million, against HK$1,371 million in the prior year.

In the second half of the year, we stepped up *the distribution arrangement in the* PRC. We maintained inventory in warehouses in the PRC for sale to our PRC customers. Under our distribution arrangement, we recorded sales of HK$400 million. This *remarkable result* was supported by enhancing operation, flexibility, shortening delivery lead-times, in addition to consolidating relationships with our customers. This move will eventually improve *our debtor turnover* and reduce risk exposures, facilitating our further expansion of the distribution business.

Accounting for 24.5% of the *Group's total* sales *mix*, and as Pacific Andes' second largest market, North America rebounded after stagnant sales in the first half of the year. Although the "911" attacks hit the sale of our higher priced products, our competitively priced and diversified frozen fish products proved to be well positioned to capture increasing demand in the U.S., particularly during the second half of the year. In fiscal year 2002, the overall North-American market reported sales of HK$868 million, rising 37.8% over last year.

During the year, the introduction of new fish species and new varieties of fish fillets and portions and the

Liquidity and Financial Resources

At 31 March 2002, the Group had a cash balance of *HK$100 million*. Bank borrowings of HK$854 million were inventory loans, trust receipt loans, mortgage loans and bank overdrafts in nature. Based on the cash resources and sufficient banking *facilities, the Group* has strong liquidity and financial resources to meet the operation and investment needs.

The Group's exposure to currency risk is minimal as the Group does not maintain a significant open position in any *foreign currency* at any time. The Group actively protects its foreign currency vulnerabilities through natural hedges, forward contracts and options. Speculative currency transactions are strictly prohibited.

At 31 March 2002, the Group has pledged land and buildings and investment properties with aggregate carrying *values of approximately* HK$164 million and HK$24 million respectively, as collateral for mortgage loans granted to the Group by certain banks.

In addition to trade receivables with insurance coverage of HK$190 million and inventories of *HK$196 million* were also pledged as security for the working capital facilities obtained from bankers.

In addition, shares in a subsidiary were pledged as securities for the working capital facilities obtained from bankers as mentioned above.

At 31 March 2002, *bills discounted with recourse* were HK$253 million.

Employees and Remuneration

As at 31 March 2002, the Group had a total number of approximately 5,000 employees.

The Group recognises the importance of its employees who contribute to the business. The *Group offers* remuneration packages in line with industry standards, and they are subject to annual review. Bonuses may be awarded to employees based on individual performance and the Group's *performance. Other staff benefits* include medical allowance and mandatory provident fund. The Company and its non-wholly owned subsidiary, Pacific Andes (Holdings) Limited each has an employees' share *option scheme to allow the* granting of share options to selected eligible employees depending on their contribution to the company.

OUTLOOK

Pacific Andes' strong commitment to quality will continue to enhance *our competitive advantages* and value-added opportunities now and into the future. The consistency and quality of our seafood products has allowed us to obtain extensive market share around *the world, also promoting* us to become one of the leading frozen food suppliers to the world markets.

Capitalizing on the growing demand for frozen seafood products and benefiting from economies of scale, Pacific *Andes plans to* construct a new state-of-the art food processing center in Qingdao, the PRC at a total investment cost of US$30 million. The reason for this is to consolidate our existing subcontracting processing *bases scattered* over Shandong province. The new processing centre will boost our productivity, enhance our capacity and provide us with further flexibility in producing value added products. With *these improved* operational efficiencies our position in the global market place will be further strengthened. Upon completion of the first phase of construction, the new manufacturing plant, *will include* 30,000 *metric* tonnes of cold storage facilities and a frozen fish fillets and portions processing plant with annual production capacity of 45,000 metric tonnes. In addition, we will introduce *new processing* technologies to enhance operational efficiencies, and cost-effectiveness. The first phase will be completed by mid 2003.

The PRC will remain a major growth driver for Pacific Andes, especially with its entry to the WTO. With growing per capita *income and improving* living standards, smart consumers are seeking quality products. We are confident that we are headed in the right direction, growing our distribution business through inventory storage in warehouses to attain better *market penetration* in the PRC.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members will be closed from Tuesday, 10 September 2002 to Monday, 16 September 2002 both days *inclusive, during* which period no share will be registered. In order to establish the entitlement of shareholders to vote at the 2002 Annual General Meeting, all transfers accompanied by the relevant share *certificates* must be lodged with the Company's branch registrar in Hong Kong, Secretaries Limited of the 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by no later than 4:00 p.m. on *Monday*, 9 September 2002.

PURCHASE, SALE OR REDEMPTION

During the year ended 31 March 2002, the Company *made the following repurchases* of its shares:

Trading day	No of shares purchased	Method of purchase	Highest price paid *HK$*	Lowest price paid *HK$*	Total paid *HK$*
17 April 2001	50,000	Market	0.230	0.230	11,500
20 April 2001	15,000	Market	0.231	0.231	34,650

Unallocated corporate expenses	(114,585)
Profit from operations	190,498
Interest expense	(82,780)
Share of result of associates	2,177
Profit before taxation	109,895
Taxation	(3,721)
Profit before minority interests	106,174

Geographical Segment
The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/ services:

	Sales revenue by Geographical market		Contribution to operating profit	
	Year ended 31.3.2002 *HK$'000*	Year ended 31.3.2001 *HK$'000*	Year ended 31.3.2002 *HK$'000*	Year ended 31.3.2001 *HK$'000*
PRC	1,815,875	1,371,494	178,377	127,075
North America	867,826	629,790	69,298	63,299
Western Europe	656,758	436,836	44,914	49,169
Eastern Europe	23,728	43,597	(1,570)	(104)
Japan	154,322	164,398	13,906	13,942
Other	28,496	25,270	158	454
	3,547,005	2,671,385	305,053	253,835
Unallocated corporate expenses			(114,585)	(92,201)
Profit from operations			190,498	161,634

Profit from Operations

	Year ended 31.3.2002 *HK$'000*	Year ended 31.3.2001 *HK$'000*
Depreciation	39,597	35,174

4. **Taxation**

	Year ended 31.3.2002 *HK$'000*	Year ended 31.3.2001 *HK$'000*
The charge comprises:		
Profit for the year		
Hong Kong	(2,950)	(3,832)
Overseas	(16)	-
(Under) over provision in prior years		
Hong Kong	(91)	256
Tax attributable to the Company and its subsidiaries	(3,057)	(3,576)
Share of taxation attributable to associates	(664)	-
Taxation Change for the year	(3,721)	(3,576)

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Taxation in other jurisdictions are calculated at the rate prevailing in the respective jurisdiction.

As a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and accordingly it is not subject to Hong Kong Profits Tax.

provision of better logistics services in Western Europe proved very successful. Although the order suspensions from customers due to the import ban did affect sales during the last quarter, this market still reported a significant sales growth of 50.3% to HK$657 million, accounting for 18.5% of the Group's total sales mix.

The sales contribution from Japan remained relatively insignificant at HK$154 million, representing 4.4% of total turnover. However sales to Japan rebounded significantly in the second half of the year. Sales to Japan in the first half of year was HK$66 million increasing to HK$88 million in the second half of the year.

Product Analysis
Seafood Division
The seafood division of Pacific Andes has grown from a mere start-up operation in the mid 1980's, to one of the world's leading processor and supplier of frozen seafood. With a vertically integrated operation, we are able to source seafood products globally and to produce top quality seafood products at our processing facilities.

During the year, the Group sold approximately 268,000 metric tonnes of seafood products, an increase of 30.7% compared to 205,000 metric tonnes last year. Sales of seafood products rose 33.4% to HK$3,489 million.

Heightened health-consciousness amongst consumers has led to an increasing global demand for natural products. For the year ended 31 March 2002, sales of frozen fish and of fish fillets and portions increased 29.9% and 38.7% respectively.

Trading
During the year, sales of frozen fish accounted for 57.3% of the Group's total sales mix, amounting to HK$2,034 million, representing an increase of 29.9% over the previous year. As a result of the Group's focus on the PRC market and the development of its distribution through inventory storage in warehouses in the country, it was able to attain better market penetration thereby boosting its sales and profitability during the 2002 financial year. These distribution arrangements provided the Group with improved flexibility and the ability to rapidly respond to the customers' delivery needs. In addition, the Group also intensified efforts to promote sales in the North American market. With competitive pricing and the ability to provide a range of diversified frozen fish products, Pacific Andes is well positioned to meet the increasing demand in North America.

Processing
Our processing capabilities have been a crucial factor in our success. Our facilities are located throughout Shandong Province, the PRC. During the period under review, these facilities operated at full capacity, processing 60,000 metric tonnes of fish fillets and portions, which rose 33% against last year's output of 45,000 metric tonnes. To further expand and consolidate our processing capacities to meet increasing market demand, we are establishing a modern processing center at Hongdao, Qingdao, the PRC, which is expected to begin operating by mid 2003.

Positioning ourselves as a vertically integrated frozen food manufacturer and supplier, Pacific Andes has been exploring new opportunities to expand the product mix, further strengthening our market leadership. To this end, the Group has invested resources and tremendous management effort both in improving our processing facilities and marketing activities.

Vegetable and Plantation Division
Sales of vegetables recorded a turnover of HK$35 million, representing a substantial increase of 170% over last year. The Western European market has been key in the vegetable business, accounting for 87% of its total sales. Although these sales remain insignificant by comparison to our seafood business, we are confident that with the expansion in the scale of our operations, this business segment will steadily contribute to our future growth.

To stay focused on our processing business and to maximize resource allocation, we made supply arrangements with specialist farmers in Shandong, Zhejiang, Gansu and Fujian Provinces, China, and worked closely with them to strictly monitor product quality. We also set up a model farm consisting of 370 hectares, to educate farmers with regard to the correct use of pesticides, irrigation, control and other farming techniques.

During the year, we continued our sales and marketing focus on Western Europe, our major market for our frozen vegetable products. We also are looking at opportunities to further penetrate North American and Japanese markets particularly among our existing seafood customers who have extensive wholesale and retail operations. There is significant potential for us to offer more products in these markets. As such, we believe that our sales volume will substantially increase in the year ahead.

08 October 2001	290,000	Market	0.310	0.310	89,900
24 December 2001	70,000	Market	0.450	0.450	31,500
	560,000				167,500

Saved as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed shares of the Company during the year ended 31 March 2002.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE
A detailed announcement of annual results of the Group for the year ended 31 March 2002, containing all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules of the Stock Exchange of Hong Kong Limited, will be published on the website of the Stock Exchange in due course.

BONUS ISSUE OF WARRANTS
As a token of gratitude to shareholders, the Directors are recommending the bonus issue of new warrants (the "Bonus Warrants") to the shareholders as referred to below. The Directors propose the Bonus Warrants to shareholders whose names appear on the Register of Members as at the close of business on Monday, 16 September 2002 on the basis of one Bonus Warrant for every five shares held by such shareholders (the "Bonus Warrant Issue"). The Bonus Warrants will be issued in registered form and will be exercisable at any time from 26 September 2002 until 25 March 2004, both dates inclusive. Each Bonus Warrant will entitle the holder thereof to subscribe for one new share at an initial subscription price of HK$0.85, subject to adjustment in accordance with the terms of the Bonus Warrants.

No Bonus Warrants will be issued to any shareholders, whose registered address (as shown on the Register of Members as at the close of business on Monday, 16 September 2002) is outside Hong Kong. However, arrangements will be made for the Bonus Warrants which would otherwise have been issued to such shareholders to be sold in the market as soon as practicable after dealings in the Bonus Warrants commence, if a premium, net of expenses, can be obtained. Any net proceeds of sale, after deduction of expenses, will be distributed in Hong Kong currency to such persons at their own risk pro rata to their respective entitlements, unless the amount falling to be distributed to any such person in less than HK$100, in which case such amount will not be distributed but will be retained for the benefit of the Company.

Fractional entitlements to the Bonus Warrants will not be issued but will be aggregated and sold for the benefit of the Company.

The Bonus Warrant Issue will be conditional upon (i) the approval of shareholders at the annual general meeting to be held on Monday, 16 September 2002; (ii) the Listing Committee of the Stock Exchange granting listings of, and permission to deal in, the Bonus Warrants and the shares falling to be issued upon the exercise of the subscription rights attached to the Bonus Warrants; and (iii) (if necessary,) the Bermuda Monetary Authority granting approval for the issue of the Bonus Warrants pursuant to the Bonus Warrant Issue and the shares falling to be issue upon the exercise of the subscription rights attached to the Bonus Warrants. The Directors believe that the Bonus Warrant Issue will provide shareholders with the opportunity to participate further in the future growth of the Group.

CODE OF BEST PRACTICE
The Company has complied throughout year ended 31 March 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific term. Pursuant to the bye-laws of the Company, directors, including non-executive director, of the Company will retire by rotation on an average of every three years and their appointments will be reviewed when they are due for re-election which in the opinion of the Company meets the same objective as the guideline set out in the Code of Best Practice.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 15 July 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Pacific Andes International Holdings Limited (the "Company") will be held at the Dynasty Club, 7/F., South West Tower, Convention Plaza, Wanchai, Hong Kong, on Monday, 16 September 2002 at 2:30 p.m. for the following purposes:–

Ordinary Business

1. To receive and consider the audited consolidated financial statements and the directors' report and auditors' report for the year ended 31 March 2002.
2. To declare a final dividend for the year ended 31 March 2002.
3. To re-elect directors and to authorise the board of directors to fix their remuneration.
4. To re-appoint the auditors of the Company and to authorise the board of directors to fix their remuneration.

Special Business

5. To consider and, if thought fit, pass the following resolutions as ordinary resolutions:–

(A) "THAT:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which require or might require the exercise of such powers either during or after the Relevant Period, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of share capital allotted or issued or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to a Rights Issue, or the exercise of subscription or conversion rights under any warrants of the Company or any securities which are convertible into shares of the Company, or any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company, or any scrip dividend scheme or similar arrangement providing for the allotment of shares of the Company in lieu of the whole or any part of a dividend of such shares in accordance with the bye-laws of the Company, shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly;

(iii) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the date upon which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Company in general meeting;

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the Register of Members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may in their discretion deem necessary or expedient in relation to fractional entitlements or having regard to any restriction or obligations under the laws of any relevant jurisdiction or the requirements of any recognised regulatory body or any stock exchange)."

(B) "THAT:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company and to make or grant offers, agreements and options which require or might require the exercise of such powers either during or after the Relevant Period, subject to and in accordance with all applicable laws and regulations and the bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of the share capital which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution and the said approval shall be limited accordingly; and

(iii) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the date upon which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Company in general meeting."

(C) "THAT conditional upon resolution no. 5(A) and resolution no. 5(B) above being passed, the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors of the Company as mentioned in resolution no. 5(B) above shall be added to the aggregate nominal amount of share capital that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the directors of the Company pursuant to resolution no. 5(A) above, provided that such amount so added shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of passing of this resolution."

(D) "THAT, conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listings of, and permission to deal in, the Warrants (as hereinafter defined) and any new ordinary shares of HK$0.10 each (the "Shares") in the capital of the Company which may fall to be issued upon exercise of the subscription rights attaching to the Warrants, the directors of the Company be and are hereby authorised:

(i) to create and issue warrants ("Warrants") which shall be in registered form and shall be exercisable at any time from 26 September 2002 to 25 March 2004 (both dates inclusive), carrying rights to subscribe for Shares at an initial subscription price of HK$0.85 per Share, subject to adjustments, subject to the terms and conditions set out in the warrant instrument (a copy of a draft of which marked "A" is produced to the Meeting and signed for the purpose of identification by the Chairman of the Meeting) and to issue the same by way of bonus to and among the persons who are registered as holders of the existing issued Shares at the close of business on 12 September 2002 ("Record Date") in the proportion of one Warrant for every five Shares then held, provided that:

(a) in the case of persons whose registered addresses, as shown in the Company's register of members at the close of business on the Record Date, are outside the Hong Kong Special Administrative Region of the People's Republic of China, the relevant Warrants shall not be issued to such persons but shall be aggregated and issued to a nominee to be selected by the directors of the Company and such Warrants shall be sold in the market as soon as practicable after dealings in the Warrants commence if a premium, net of expenses, can be obtained and any net proceeds of sale, after deduction of expenses, shall be distributed to such persons pro rata to their respective shareholdings, unless the amount falling to be distributed to any such person shall be less than HK$100 in which case such amount shall be retained for the benefit of the Company;

(b) no fractional entitlements to Warrants shall be issued as aforesaid, but the fractional entitlements shall be aggregated and sold for the benefit of the Company;

(ii) to allot and issue new Shares upon exercise of the subscription rights attaching to the Warrants or any of them; and

(iii) to do all such acts and things as they consider necessary or expedient to give effect to the foregoing arrangements."

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 15 July 2002

Notes:

(i) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy in respect of the whole or any part of his holding of shares to attend and vote in his stead. A proxy need not be a member of the Company.

(ii) A form of proxy for the meeting will be enclosed with the Annual Report of the Company. In order to be valid, the form of proxy must be deposited at the Hong Kong Principal Office of the Company at Rooms 3201-12 & 15 Hong Kong Plaza, 188 Connaught Road West, Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or other authority not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).

(iii) An explanatory statement containing further details regarding resolution 5 will be sent to the shareholders and other parties entitled thereto shortly together with the Annual Report of the Company.

(iv) The Register of Members will be closed from Tuesday, 10 September 2002 to Monday, 16 September 2002, both days inclusive, during which period no transfer of shares can be registered.

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

截至二零零二年三月三十一日止年度業績公佈

財務摘要

	二零零二年	二零零一年	變動
營業額（百萬港元）	3,547	2,671	33%
經營溢利（百萬港元）	190	162	18%
股東應佔溢利（百萬港元）	80	57	41%
每股盈利－基本（港仙）	12.2	8.6	42%
每股股息（港仙）	4	3	33%
紅利認股權證	每持有五股股份派發一份紅利認股權證	—	
每股有形資產淨值（港仙）	106	94	13%

綜合收入報表

太平洋恩利國際控股有限公司（「本公司」）董事會（「董事會」）欣然公佈本公司及各附屬公司（「本集團」）截至二零零二年三月三十一日止年度之經審核綜合業績如下：

	截至二零零二年三月三十一日止年度 千港元	截至二零零一年三月三十一日止年度 千港元
營業額	3,547,005	2,671,385
銷售成本	(3,184,858)	(2,382,864)
毛利	362,147	288,521
其他收益	22,083	25,114
銷售及分銷支出	(57,064)	(34,686)
行政支出	(129,026)	(116,693)
其他經營支出	(7,642)	(622)
經營溢利	190,498	161,634
利息支出	(82,780)	(81,742)
	107,718	79,892
所佔聯營公司業績	2,177	479
除稅前溢利	109,895	80,371
稅項	(3,721)	(3,576)
未計少數股東權益前溢利	106,174	76,795
少數股東權益	(26,046)	(20,092)
本年度淨溢利	80,128	56,703
股息	26,280	19,703
每股盈利		
基本	12.2仙	8.6仙
攤薄	12.0仙	不適用

附註：

1. 主要會計原則

編製本年度財務報表所採納之會計原則，概與本集團截至二零零一年三月三十一日止年度之經審核財務報表所採納者一致，惟下述者除外。

期內，本集團首次採納多項由香港會計師公會頒佈之全新及經修訂會計實務準則，因此，本公司採納了以下各項全新／經修訂會計政策。

於結算日後建議或宣派之股息

根據會計實務準則第9號（經修訂）「結算日後事項」之規定，於結算日後建議或宣派之股息不會確認為結算日之負債，惟將列入資產負債表作為獨立之股本部分，予以披露。此項會計政策變動具有追溯效力，因此須進行前期調整。

商譽

期內，本集團採納了會計實務準則第30號「企業合併」，且不選擇重列過往從儲備對銷（計入儲備）之商譽（負商譽）。故此，二零零一年四月一日前進行收購所產生之商譽已撥入儲備，並將於售出有關附屬公司或聯營公司或決定降低商譽時從收益賬中扣除。至於二零零一年四月一日前進行收購所產生之負商譽，則會於售出有關附屬公司或聯營公司時計入收益內。

於二零零一年四月一日後進行收購所產生之商譽將撥充資本，並按其估計使用年期攤銷；而二零零一年四月一日後進行收購所產生之負商譽則以資產減項列賬，並且按照所得餘款之狀況分析撥作收益。

2. 分類資料

香港利得稅乃按本年度之估計應課稅溢利以16%之稅率計算。

其他司法權區稅項乃按各有關司法權區之現行稅率計算。

本集團大部分溢利並非產生或源自香港，故此毋須繳付香港利得稅。

5. 股息

	截至二零零二年三月三十一日止年度 千港元	截至二零零一年三月三十一日止年度 千港元
末期股息： 擬派末期股息每股4港仙 （二零零一年：3港仙）	26,280	19,703

6. 每股盈利

截至二零零二年三月三十一日止年度每股基本及攤薄盈利乃按下列數據計算：

	千港元
作為計算每股基本及攤薄盈利之溢利	80,128
每股基本盈利之普通股加權平均數	656,492,225
購股權對攤薄普通股之潛在影響	10,357,949
每股攤薄盈利之普通股加權平均數	666,850,174

截至二零零一年三月三十一日止年度之每股基本盈利乃根據年內純利56,703,000港元及年內已發行普通股加權平均數657,211,441股計算。

由於本公司尚未行使之購股權之行使價較每股平均市價為高，故無呈列截至二零零一年三月三十一日止年度之每股攤薄盈利。

股息

董事已決議建議派發截至二零零二年三月三十一日止年度之末期股息每股4港仙。末期股息將派發予於二零零二年九月十六日星期一營業時間結束時名列本公司股東名冊（「股東名冊」）之股東。待股東於應屆股東週年大會上批准後，末期股息將於二零零二年十月八日或之前派付（二零零一年：3港仙）。

業績

二零零二年財政年度，本集團之營業額增加33%至3,547,000,000港元。銷售增幅主要歸因於現有冷凍魚類及海產市場需求趨於殷切。經營溢利增加18%至190,000,000港元。股東應佔溢利由二零零一年的57,000,000港元增加41%至80,000,000港元。

業務回顧

本年度充滿不可預計的挑戰，「九一一」事件對已疲弱的全球經濟更雪上加霜，並妨礙區域間的貿易活動。本公司之業務於經濟不景氣下亦未能倖免。歐盟委員會對所有從中國進口之動物產品的禁令於二零零二年一月三十一日生效，此舉令本公司裝運產品至歐盟國家的業務受到強制性中止。幸好，經歐盟委員會及中國雙方政府代表進行雙邊談判和討論後，本公司之冷凍魚類產品獲豁免受該禁令所規限。

從積極處着眼，本公司之縱向綜合業務營運模式具備許多競爭優勢。藉多元化之客戶、產品及地區分佈以運用均衡的業務策略，本集團免受到負面經濟衝擊，並能夠緩和經營環境困難之局面。因此，太平洋恩利一直能維持高效率及卓越表現。

營運回顧

市場分析

年內，本集團持續於冷凍蔬菜產品主要市場西歐進行銷售及市場推廣工作。本集團亦物色打開北美洲及日本等其他市場的機會，尤其是擁有廣泛批發及零售業務之現有海產客戶，本集團亦可於該等市場供應更多產品，機會可觀。故此，我們相信，銷售量將於來年飆升。

流動資金及財務資源

於二零零二年三月三十一日，本集團之現金結餘為100,000,000港元。銀行借貸854,000,000港元為存貨貸款、信託票據貸款、按揭貸款及銀行透支。按現金資源及充裕的銀行融資而言，本集團流動資金狀況穩健，並具備充足財務資源以應付營運及投資所需。

由於本集團並無任何重大未對沖外幣交易，故本集團所面對之外匯風險甚微。本集團以自然對沖、遠期合約及期權，積極抵禦外滙風險，惟嚴禁有投機性的貨幣交易。

於二零零二年三月三十一日，本集團有賬面值分別約164,000,000港元及24,000,000港元之已抵押土地及樓宇和投資物業，作為若干銀行向本集團授出按揭貸款之抵押品。

已投保的貿易應收款項190,000,000港元及存貨196,000,000港元亦已抵押，作為向往來銀行取得營運資金信貸之抵押。

此外，於一間附屬公司之股份已抵押，作為向上述往來銀行取得營運資金信貸之抵押。

於二零零二年三月三十一日，具追索權貼現票據為253,000,000港元。

僱員及酬金

於二零零二年三月三十一日，本集團僱有約5,000名僱員。

本集團深明僱員對業務貢獻之重要性。本集團根據行業標準釐定薪酬待遇，並會每年作出檢討。本集團可按照僱員個別表現及本集團業績向僱員發放花紅。其他員工福利包括醫療津貼及強制性公積金。本公司及其非全資附屬公司太平洋恩利（控股）有限公司各設有僱員購股權計劃，可按選定之合資格僱員對本公司之貢獻向其授出購股權。

展望

太平洋恩利致力提供優質產品，繼續提升本集團目前及日後之競爭優勢及增值商機。本集團之海產產品一直保持優良品質，藉此於全球取得龐大的市場佔有率，亦得以成為世界市場的冷凍食品供應商翹楚之一。

鑑於冷凍海產產品需求持續增長，太平洋恩利計劃於中國青島斥資30,000,000美元，設立現代化食品加工中心，整合分佈山東省各地的現有分判承包加工基地以增強經濟規模效益。新加工中心將增加本集團產量，提升生產力，並可更靈活地生產增值產品，改善營運效率，確使本集團在全球市場地位更加鞏固。待第一期建築工程完成，新生產廠房將設有30,000噸冷藏設施及每年產量達45,000噸之冷凍魚柳及魚切塊加工廠房。此外，本集團將引入嶄新加工技術，以提升運作效率及成本效益。第一期工程將於二零零三年中完成。

中國將繼續為太平洋恩利增長之主要動力，於中國加入世貿後尤甚。隨著人均收入增長及生活質素不斷提升，消費者趨向追求優質產品。本集團充滿信心，朝著正確方向邁進，並透過將貨物存放於倉庫發展其分銷業務，以進一步打開中國市場。

暫停辦理股東登記

本公司將於二零零二年九月十日星期二至二零零二年九月十六日星期一（包括首尾兩日）暫停辦理股東登記手續，期間將不會登記任何股份過戶。為確定股東於二零零二年度股東週年大會之投票權，所有過戶文件連同有關股票須於二零零二年九月九日星期一下午四時正前送抵本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心五樓。

二零零二年	冷凍魚類 千港元	魚切塊 千港元	船務服務 千港元	蔬菜 千港元	綜合 千港元
營業額					
對外銷售	2,034,003	1,454,575	23,447	34,980	3,547,005
業績					
分類業績	154,379	146,416	274	4,014	305,083
未分配集團支出					(114,585)
經營溢利					190,498
利息支出					(82,780)
所佔聯營公司業績					2,177
除稅前溢利					109,895
稅項					(3,721)
未計少數股東權益前溢利					106,174

按區域分類

下表載列本集團按市場區域劃分的銷售分析（不論貨物／服務來源地）：

	按市場區域分類之銷售收益 截至二零零二年三月三十一日止年度 千港元	按市場區域分類之銷售收益 截至二零零一年三月三十一日止年度 千港元	經營溢利貢獻 截至二零零二年三月三十一日止年度 千港元	經營溢利貢獻 截至二零零一年三月三十一日止年度 千港元
中國	1,815,875	1,371,494	178,377	127,075
北美	867,826	629,790	69,298	63,299
西歐	656,758	436,836	44,914	49,169
東歐	23,728	43,597	(1,570)	(104)
日本	154,322	164,398	13,906	13,942
其他	28,496	25,270	158	454
	3,547,005	2,671,385	305,083	253,835
未分配集團支出			(114,585)	(92,201)
經營溢利			190,498	161,634

3. 經營溢利

	截至二零零二年三月三十一日止年度 千港元	截至二零零一年三月三十一日止年度 千港元
折舊	39,597	35,174

4. 稅項

	截至二零零二年三月三十一日止年度 千港元	截至二零零一年三月三十一日止年度 千港元
支出包括：		
本年度溢利		
香港	(2,950)	(3,832)
海外	(16)	–
以往年度之（撥備不足）超額撥備		
香港	(91)	256
本公司及其附屬公司應佔稅項	(3,057)	(3,576)
分佔聯營公司稅項	(664)	–
年內稅項支出	(3,721)	(3,576)

本集團多元化產品的需求，銷售額與去年之1,371,000,000港元比較，增加32.4%至1,816,000,000港元。

本集團於下半年度拓展於中國倉庫維持存貨以便銷售予中國客戶的分銷安排。根據是項分銷安排，本集團錄得400,000,000港元之銷售額。是項成績乃因營運更具靈活彈性，付運時間縮短及本集團與客戶之關係更進一步得以鞏固所帶動。此分銷安排有助逐漸改善本公司的應收賬款週轉期及減低信貸風險，從而令分銷業務得以進一步拓展。

北美洲的銷售額於上半年銷售停滯後反彈，佔本集團總銷售額24.5%，並躍升為太平洋恩利第二大市場。雖然「九一一」事件對高價產品的銷售額造成影響，但美國市場對本集團具價格競爭力及多元化的冷凍魚類產品之需求亦越趨殷切，尤以下半年度為甚。二零零二年財政年度，整個北美洲市場錄得銷售額868,000,000港元，較去年增加37.8%。

年內，本集團成功在西歐市場引進新魚類品種及不同類別之魚柳及魚切塊，並改善在該市場所提供之物流服務。雖然第四季實施進口限制令致客戶暫停訂單，對銷售造成一定影響，惟該市場仍錄得重大銷售增幅50.3%至657,000,000港元，佔本集團總銷售額18.5%。

日本的銷售額相對較為遜色，錄得154,000,000港元，佔總營業額4.4%。然而，日本的銷售於下半年度大幅反彈，由上半年度之66,000,000港元躍升至下半年88,000,000港元。

產品分析

海產部分

太平洋恩利海產部於八十年代中期始成立，至今已成為居世界領導地位的冷凍海產生產商兼供應商之一。藉著縱向綜合業務，本公司可在世界各地採購不同海產，並透過本集團之加工設備生產優質海產產品。

年內，本集團售出約268,000公噸海產品，較去年205,000公噸增加30.7%。海產銷售額增加33.4%至3,489,000,000港元。

隨著消費者愈來愈重視健康，全球對天然及健康產品的需求亦因而增加。截至二零零二年三月三十一日止年度，冷凍魚類和魚柳及魚切塊的銷售額分別增加29.9%及38.7%。

貿易

年內，冷凍魚類之銷售額為2,034,000,000港元，較去年增加29.9%，佔本集團總銷售額57.3%。本集團對中國市場的重視，以及透過將貨物存放於國內倉庫，以發展其分銷業務，藉此達成更佳市場滲透，因而帶動二零零二年財政年度之銷售額及盈利能力。透過該等分銷策略，本集團能因應客戶的需要更迅速靈活的分銷貨物。此外，本集團亦著手提升北美市場之銷售額。憑藉具競爭力之價格，加上其多元化的冷凍魚類產品種類，太平洋恩利已準備就緒，以把握北美洲日益增加之需求。

加工業務

本集團之加工業務乃其成功的要素。本集團之設施遍佈中國山東省。於回顧年內，該等設施全面投入運作，合共處理達60,000公噸魚柳及魚切塊，較去年的45,000公噸產量增加33%。為進一步擴展及鞏固本集團之加工能力，以迎合日漸殷切的市場需求，本集團於中國青島紅島設立現代化加工中心，預期於二零零三年中投入運作。

太平洋恩利作為一家縱向綜合冷凍食品生產商及供應商，不斷開拓新商機以擴闊產品種類，以進一步鞏固本集團的市場領導地位。因此，本集團已投入資源及大量管理努力以改良加工設施及市場推廣活動。

蔬菜及農業部門

蔬菜銷售錄得營業額35,000,000港元，較去年激增170%。西歐市場為蔬菜業務之核心，佔其總銷售額87%。儘管該等銷售相對海產業務而言仍屬微不足道，本集團充滿信心，透過擴充業務規模，該業務將對本集團的日後發展作出穩定貢獻。

為專注於本集團之加工業務及改善資源分配，本集團與中國山東、浙江、甘肅及福建省的蔬菜農戶訂立供應安排，透過緊密合作，嚴格監控產品質素。本集團亦設置佔地370公頃的規範農場，以教育農戶正確使用農藥、灌溉、控制及其他農務技術。

交易日	購入股份數目	購入途徑	已支付之最高價格 港元	已支付之最低價格 港元	合共支付 港元
二零零一年四月十七日	50,000	市場	0.230	0.230	11,500
二零零一年四月二十日	15,000	市場	0.231	0.231	34,650
二零零一年十月八日	290,000	市場	0.310	0.310	89,900
二零零一年十二月二十四日	70,000	市場	0.450	0.450	31,500
	560,000				167,500

除上述披露者外，本公司或其任何附屬公司於截至二零零二年三月三十一日止年度概無買賣或贖回本公司任何上市股份。

於聯交所公佈全年業績

本公司將於適當時候在聯交所網站刊登本公司截至二零零二年三月三十一日止年度全年業績公佈之詳情，當中載有香港聯合交易所有限公司上市規則附錄16第45(1)段至45(3)段所規定之一切資料。

發行紅利認股權證

為向各股東致以謝意，董事建議向股東發行新紅利認股權證（「紅利認股權證」）。董事建議按股東每持有五股股份配發一份紅利認股權證之基準，向於二零零二年九月十六日星期一營業時間結束時名列股東名冊之股東發行紅利認股權證（「紅利認股權證發行」）。紅利認股權證將以記名形式發行，將於二零零二年九月二十六日至二零零四年三月二十五日（包括首尾兩日）期間行使。每份紅利認股權證之持有人可以初步認購價0.85港元（可根據紅利認股權證之條款予以調整）認購一股新股份。

本公司將不會向登記地址（按於二零零二年九月十六日星期一營業結束時之股東名冊所示）在香港境外之股東發行任何紅利認股權證。然而，倘在出售紅利認股權證及扣除有關開支後仍可取得溢價，則本公司將於紅利認股權證開始交易後，在可行情況盡快於市場出售原應向該等股東發行之紅利認股權證。出售紅利認股權證所得款項扣除有關開支後將按股東各自應佔比例以港元分派，一切風險概由彼等按比例自行承擔，惟倘向任何該等人士分派之金額不足100港元，則該款項不會予以分派並撥歸本公司所有。

紅利認股權證之零碎部分將不會予以發行，但將會彙集出售，所得款項並撥歸本公司所有。

紅利認股權證發行須待(i)於二零零二年九月十六日星期一舉行之股東週年大會上取得股東之批准；(ii)聯交所上市委員會批准紅利認股權證及因行使紅利認股權證隨附之認購權而將予發行之股份上市及買賣；及(iii)（如需要）百慕達金融管理局批准根據紅利認股權證發行發行紅利認股權證及因行使紅利認股權證隨附之認購權而須予發行之股份後，方為有效。董事相信紅利認股權證發行可讓股東進一步參與本集團日後之成長。

最佳應用守則

本公司於截至二零零二年三月三十一日止年度內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則（「最佳應用守則」）之規定，惟非執行董事並無指定任期。根據本公司之公司細則，董事（包括非執行董事）將平均每三年輪值告退，而彼等之委任將於重選時再作審定。本公司認為此舉與最佳應用守則訂下之宗旨相同。

承董事會命
董事總經理
黃裕翔

香港，二零零二年七月十五日

股東週年大會通告

茲通告太平洋恩利國際控股有限公司（「本公司」）謹訂於二零零二年九月十六日星期一下午二時三十分假座香港灣仔會展廣場西南座7樓皇朝會舉行股東週年大會，以處理下列事項：

普通事項

1. 省覽截至二零零二年三月三十一日止年度之經審核綜合財務報表及董事會與核數師報告。
2. 宣派截至二零零二年三月三十一日止年度之末期股息。
3. 重選董事及授權董事會釐定其酬金。
4. 重新委聘本公司之核數師及授權董事會釐定其酬金。

特別事項

5. 考慮及酌情通過下列決議案為普通決議案：

(A) 「動議：

(i) 在本決議案第(iii)分段規限下，謹此全面及無條件批准本公司董事會於有關期間內行使本公司一切權力，配發、發行及處理本公司股本中之額外股份，並作出或授予須於或可能須於有關期間內或之後行使該等權力之售股建議、協議及認購權；

(ii) 本公司董事會根據本決議案第(i)分段之批准而配發或發行或有條件或無條件同意配發或發行（不論是否根據認購權或以其他方式而配發）之股本總面值（不包括根據配售新股或行使本公司任何認股權證或任何可轉換為本公司股份之證券或就當時採納之任何認購股份計劃以便向本公司及／或其任何附屬公司之僱員授出或發行股份或可購買本公司股份之權利或類似安排，或任何以股代息計劃或根據本公司之公司細則規定配發本公司股份以取代該等股份之全部或任何部份股息之類似安排），不得超過本決議案通過當日本公司之已發行股本總面值之20%，而上述批准亦須受此限制；

(iii) 就本決議案而言：

「有關期間」指本決議案通過當日至下列較早發生者之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載之授權經由股東大會通過本公司普通決議案而撤銷或修訂之日；及

「配售新股」指於本公司董事會指定之期間內，向於指定記錄日期名列股東名冊之本公司股份持有人按彼等當時之持股比例提呈發售股份之建議（惟本公司董事會可就零碎股權或在考慮任何有關司法權區之法例或任何認可監管機關或任何證券交易所之規定所產生之限制或責任後而按其酌情認為必要或權宜取消之此等權利或作出其他安排）。」

(B) 「動議：

(i) 在本決議案第(ii)分段規限下，謹此全面及無條件批准本公司董事會於有關期間行使本公司一切權力，購回本公司股本中之已發行股份及作出或授予須或可能須於有關期間內或之後行使該等權力之建議、協議及認購權，惟須遵照一切適用之法例及規定及本公司之公司細則進行；

(ii) 本公司根據本決議案第(i)分段之批准而獲授權購回之股本總面值不得超過本決議案通過當日本公司之已發行股本總面值之10%，而上述批准亦須受此限制；及

(iii) 就本決議案而言：

「有關期間」指本決議案通過當日至下列較早發生者之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載之授權經由股東大會通過本公司普通決議案而撤銷或修訂之日。」

(C) 「動議待上述第5(A)項決議案及第5(B)項決議案通過後，本公司根據上文5(B)項決議案所述授予本公司董事會之授權而購回之本公司股本中股份之總面值須加於本公司董事會根據本文5(A)項決議案而予配發或發行或有條件或無條件同意配發或發行之股本總面值之上，惟加上之數額不得超過於本決議案通過當日本公司之已行股本總面值之10%。」

(D) 「動議待香港聯合交易所有限公司上市委員會批准認股權證（定義見下文）及因行使認股權證所附認購權而將予發行之本公司股本中每股面值0.10港元之任何新普通股（「股份」）上市及買賣後，授權本公司董事：

(i) 根據認股權證文據（註有「A」字樣之草案已提呈大會，並由大會主席簽署以資識別）所載之條款及條件，以記名方式增設及發行認股權證（「認股權證」），該等認股權證可於二零零二年九月二十六日至二零零四年三月二十五日（包括首尾兩日）任何時間內，按初步認購價每股0.85港元（可予調整）認購股份，並以紅利方式發行認股權證予於二零零二年九月十二日（「記錄日期」）營業時間結束時已登記為本公司現有已發行股份持有人之人士，基準為每持有五股股份獲配發一份認股權證，惟：

(a) 倘於記錄日期營業時間結束時於本公司股東名冊所示登記地址乃在中華人民共和國香港特別行政區境外，則將不會向該等人士發行有關認股權證，惟會彙集及發行予本公司董事指定之人士及倘在出售認股權證及扣除有關開支後仍可取得溢價，則本公司將於認股權證開始交易後，在可行情況盡快於市場出售該等認股權證，而出售認股權證所得款項淨額扣除有關開支後將按該等人士各自之股權比例分派，惟倘向任何該等人士分派之金額不足100港元，則該款項不會予以分派並撥歸本公司所有；

(b) 認股權證之零碎分派將不會按上述方式予以發行，但將會彙集出售，所得款項並撥歸本公司所有。

(ii) 根據行使認股權證或任何認股權證所附之認購權配發及發行新股份；及

(iii) 作出一切彼等認為必須或適當的事情或事項，以使上述安排生效。」

承董事會命
公司秘書
鄭乃銘

香港，二零零二年七月十五日

附註：

(i) 有權出席上述通告所召開之會議及於會上投票之股東可委任一名代表，就其全部或任何部分股權代其出席及投票。受委代表毋須為本公司股東。

(ii) 一份本公司股東週年大會適用之代表委任表格隨附於本公司年報內。代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會（視情況而定）指定舉行時間48小時前交回本公司在香港之主要辦事處（地址香港干諾道西188號香港商業中心3201-12室及3215室），方為有效。

(iii) 一份載有第5項決議案其他詳情之說明文件連同本公司年報將盡快寄發予股東及有權取得上述文件之其他人士。

(iv) 本公司將二零零二年九月十日星期二至二零零二年九月十六日星期一（首尾兩日包括在內）期間暫停辦理股份過戶登記手續，期間任何股份轉讓將不予登記。